[Freshfields Bruckhaus Deringer US LLP]

August 15, 2018

VIA EDGAR AND HAND DELIVERY

Loan Lauren P. Nguyen

Legal Branch Chief

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                             KLX Energy Services Holdings, Inc.

Registration Statement on Form 10-12B

Filed July 25, 2018

File No. 001-38609

Dear Ms. Nguyen:

On behalf of KLX Energy Services Holdings, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the letter dated August 7, 2018, regarding the Company’s registration statement on Form 10-12B, filed on July 25, 2018 (the “Form 10”).  The Company has publicly filed an amendment to the registration statement on Form 10-12B (the “Amendment”), including an Information Statement as Exhibit 99.1 (the “Information Statement”), today by electronic submission.  The Staff’s comments are set forth below, followed by the Company’s corresponding response.

The numbered paragraph and headings in this response letter correspond to the original numbered paragraph and headings in the Staff’s letter.  For ease of reference, we have repeated the Staff’s comment in bold text preceding the response.  Defined terms used but not defined herein have the meanings set forth in the Form 10.

Information Statement Filed as Exhibit 99.1

Risk Factors, page 28

The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, page 48

1.              We note your response to our prior comment 3 and the disclosure that you will be required to pay significant costs and expenses relating to the spin-off and merger. Please disclose the total estimated amount of costs and expenses relating to the spin-off, including the estimated amount of expenses for which the Company will be required to reimburse KLX, subject to the consummation of the merger.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 131 of the Amendment to disclose that the Company does not expect the total costs and expenses relating to the spin-off to exceed $10 million.

Exhibit 3.2

2.              We note that your form of amended and restated bylaws includes an exclusive forum provision in Section 9.01. Please revise your information statement to include disclosure regarding this provision, including its impact on your stockholders.

In response to the Staff’s comment, the Company has added a risk factor on page 52 of the Amendment and revised the disclosure on page 141 of the Amendment.

* * *

If you should have any questions or further comments with respect to the Form 10, please direct them to the undersigned at (212) 284-4926 or by email transmissions sent to Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:                                Roger Franks, General Counsel, Vice President—Law and Human Resources